January 24, 2006


Mail Stop 6010

Jose Araque
President and CEO
Nuevo Financial Center, Inc.
2112 Bergenline Avenue
Union City, New Jersey 07087

Re:	Nuevo Financial Center, Inc.
	Registration Statement on Form SB-2
	Filed December 28, 2005
	         File No. 333-130722
Dear Mr. Araque:
      We have reviewed your filing and have the following
comments.
Where indicated, we think you should revise your document in response
to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.
      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at
the end of this letter.
Cover Page
1. Please revise your cover page to reflect the correct
registration
number.
Summary, page 1
2. Please describe the activities of Nuevo Financial prior to its acquisition of Telediscount Communications.
3. Please provide independent, objective support for the
statements
you make in the summary that there is a high concentration of Hispanics in the New York metropolitan area who have strong demand for financial products, and why you characterize this market as "underbanked." Revise your disclosure to explain the meaning of this term within this section.
4. The disclosure in the summary should be a balanced presentation of
your business. Accordingly, please revise to balance your
disclosure
of the benefits of your potential growth with a brief discussion of
the principal challenges your business faces.
Our Business, page 3
5. Please delete any references to the safe-harbor provisions of the
Private Securities Litigation Reform Act of 1995. The safe harbor provisions of Section 27A of the Securities Act and Section 21E of the Exchange Act are not available because you issue "penny stock" as defined in Exchange Act Rule 3a51-1.
Summary of the Business, page 4
6. Please supplement your disclosure to provide an investor with a better understanding of your business and how your business earns money. Provide greater detail that explains what "wire remittance"
is and how you generate revenues from it. Similarly, what "telecommunication products and services" do you sell and what product lines do you intend to expand? What is the greatest source of your revenues? What are your financial superstores and how are they materially different than your other stores? What is involved in converting your current stores to financial superstores?  Is the
"unique storefront concept" described in the fourth paragraph on page
9 your typical store or your superstores?  Also, discuss in
greater
detail the ancillary products you list in the second paragraph of this section.
7. If you desire to retain any claims of leadership, briefly explain
in context how it was determined and provide us with supplemental support for the claims. For example, but without limitation, you indicate in the summary and in other parts of your prospectus that you are "a leading provider of wire remittance and telecommunication products and services" and "one of the largest Hispanic retailers in
the United States."
8. Please provide copies of the reports that you either cite to or that provide support for the various statements you make and tables you provide on pages 4 through 8 of the registration statement, clearly marking the relevant sections that support the statements made in your prospectus, and cross-reference such sections to the appropriate location in your prospectus. For example, in addition to the various reports you cite to in this section, you also make such
statements as "[p]ayday lenders typically charge annual percentage rates of 300% or higher;" "the real estate industry is projecting that eventually three out of five first-time home buyers will be Hispanic;" and "Hispanics tend to be heavy users of telecommunication products and services...and the group is expected to be a major consumer of financials services" without citing the source of such statements. Please also tell us whether any reports were prepared specifically for your use and if so, whether any of these sources consented to your use of their data. Also tell us whether you are aware of or sought any contradictory data.
Industry Trends, page 5
9. Please supplement your disclosure to summarize the tables found on
pages 5 through 8 and their relevance to you and your prospects.
In
their current locations and without appropriate context, such tables
do not appear to provide information relevant to the discussions in
which they are found.
10. Please revise your disclosure throughout your prospectus with
a
view to making it more readily understandable to a potential investor. For example, but without limitation, it is unclear how your statement in the last sentence of the second bulleted paragraph on page 6 is relevant to the first sentence in the same paragraph. As another example, the last three sentences of the first bulleted paragraph on page 7 reference terms such as "storage value card," "FX surcharge," and "viajero" without prior explanation of their meanings.
Company Has a Three-Prong Strategy, page 8
11. You state that "technological and regulatory changes present risks." However, neither this section nor your risk factor section discusses such risks. Identify and discuss the specific risks presented by technological and regulatory changes.
12. Provide greater detail regarding your expansion plans and the potential strategic acquisitions management has identified. For example, has management contemplated the amount of capital needed to effectuate its expansion and acquisitions? What plans, if any, currently exist to secure the capital needed to accomplish the foregoing?
Competition is Fragmented, page 9
13. Please provide support for your statement that you believe your
company`s "strategy will sustain and defeat its competitors at a price war."
14. Please explain how you differentiate your non-traditional services from the non-traditional services you disclose are provided by Flag Financial.
Marketing is Differentiating Factor, page 9
15. Further explain why your "unique storefront concept" is able to
overcome the challenge of "high fixed cost[s] and overhead" facing many of your competitors. Based on the description of your various marketing activities and additional services you intend to
provide,
it is unclear whether your storefront concept would itself not have
high fixed costs and overhead.
The Opportunity is Enhanced Through Information Systems, page 10
16. Please expand your discussion in the third paragraph of this subsection of your storage value product and your Maestro ATM program to give investors a better understanding of these two products and to
differentiate these items from the "network programs" you describe in
the subsequent paragraph.
17. Please discuss the effect of any existing or probable governmental regulations on your business. For example, are there any regulations to which your business is or will be subject relating to the use of customer information or the transfer of funds across international borders? In addition, explain the "Maestro rules and regulations" to which you refer in the fourth paragraph of this subsection.
Strategy for Growth, page 10
18. Either remove the statement that you have "locked up the most desirable storefront locations in your targeted Hispanic communities"
or provide supplemental support for such claim.  In addition, revise
your statement that such locations generate $1 million per week in wire transfers to provide a reader with more appropriate context. For example, approximately how much of this amount translates into revenue to the company?
Executive Compensation, page 12
19. Please supplement your table to provide the information with respect to Mr. Araque for the last three completed fiscal years. Indemnification of Directors and Officers, page 12
20. Please explain why New York`s corporate law would apply to you as
a Delaware Corporation.
Risk Factors, page 13
21. Please move the risk factors so that they appear directly after
the brief summary ending on page 3.
22. We note you state that "these are only a few of the risks associated with our business." Please include all material risks in your risk factors.
23. Please include a risk factor discussing the nature of your operating business, including any risks associated with your lending activities, whether by state regulators or credit risk.
If we are unable to obtain financing...page 13
24. Please quantify how much financing you need to operate for the next 12 months.
Lack of profitability, page 13
25. Revise this subheading to include the nature of the specific risk
or harm in your subheading.  Readers should be able to read the risk
factor heading and come away with a strong understanding of what the
risk is and the result of the risk as it specifically applies to you.
If our business plan fails..., page 14
26. Since it does not appear that you currently have notes outstanding, revise your risk factor to eliminate this reference. If the selling shareholders sell a large number of shares...page 16
27. Please explain, if true, that all your shareholders are
seeking
to sell in this offering.
Forward-Looking Statements, page 18
28. Please remove duplicative disclosure, as this section also appears on page 3.
Description of Our Authorized Capital, page 18
29. Delete this heading, as you appear to have provided a similar section on page 33.
Directors and Executive Officers, page 18
30. You identify both Jose Araque and Sebastian Giordano as your chief executive officer, but you indicate on page 11 that Mr. Araque is your chief operating officer. Please revise your disclosure to correct this inconsistency.
Management`s Discussion and Analysis, page 21
31. Please expand your discussion of operations prior to the merger
with Telediscount.  Include a discussion of acquisitions,
operations
and stock issuances.  We may have further comment.
Description of the Business, page 21
32. Please revise the filing to also include a detailed discussion of
the historical results of operations for the operating company, Telediscount Communications, for the years ended December 31, 2004 and 2003 and for the interim periods ended September 30, 2005 and 2004. Note these disclosures are required by Item 303(b) of Regulation S-B since Telediscount had revenues during the periods presented. Also note Management`s Discussion and Analysis should include a discussion of the nature of the income and expense amounts in the statements of operations along with the significant
variances
therein for each of the periods presented.
Liquidity and Plan of Operation, page 22
33. We note your statement that the audited financial statements of
Telediscount Communications were submitted in a Form 8-K submitted December 8, 2005. We also note that the financial statements presented in the Form 8-K submitted on December 8, 2005 do not appear to be audited. Please revise the Form 8-K to include the required audited financial statements and audit reports and also revise this section of the filing as necessary to remove any confusing or inaccurate disclosures related to this matter. We may have further comments after reviewing your revisions.
34. Based on the financial information you have provided in this registration statement, please explain how you are able fund operations through the revenues of Telediscount Communications. Also confirm whether you believe that you will be able to continue to satisfy your cash requirements for the next 12 months in the event you are unable to raise any additional funds.
35. You indicate on page 23 that management believes it needs to raise $5 million to complete its business plan, including the completion of each of the bulleted items listed on pages 23 and 24.
You state on page 10 that management is focused on completing such objectives over the next 12 months. What plans if any, have you made with respect to raising such funds within the next 12 months?  To the
extent you are unable to raise all of the requisite funds, which of
the listed objectives will management focus on with the limited funds
raised?  Please revise your disclosure in response to these
questions
and to clarify the priorities management has assigned to each of these objectives assuming that less than the desired amount of financing is obtained.
Directors` Term of Office, page 24
36. Disclose the period during which each director has served.
See
Item 401(a)(3) of Regulation S-B.  Consider moving such disclosure to
a more appropriate section of the prospectus, e.g. under the section
entitled "Directors and Executive Officers."
Certain Relationships and Related Transactions, page 24
37. Please remove repetitive disclosure, as this disclosure also appears on page 36. To the extent you wish to affirmatively disclose the non-existence of transactions described in Item 404 of
Regulation
S-B, please revise such disclosure to accurately reflect the language
set forth in such item. In any event, to the extent true, please confirm in your response letter that there are no transactions requiring disclosure pursuant to Item 404. Please also identify in your response letter the "two officers" referred to in Note 6 to Telediscount`s financial statements. We may have further comment. Principal Stockholders, page 26
38. Please explain the relevance of Ed Cabrera being an employee of
Empire Financial Holding in footnote (1).
39. Please clearly identify the individual with voting and dispositive control for the entities described in footnotes (4),
(5)
and (8).
40. Please explain whether the options described are exerciseable within 60 days pursuant to Item 403 of Regulation S-B. Also confirm the year in which such options were granted to Mr. Araque, and to the
extent required by Item 402(b) of Regulation S-B, revise your executive compensation table on page 12 to reflect such option grant.
Selling Shareholders, page 27
41. Your selling shareholder table is unclear.  It appears that all
your shareholders are seeking to register their shares for resale in
this offering, yet the table also reflects full ownership after the
offering.  Revise or advise.
42. Please clearly identify the individual with voting and dispositive control for the entities described in footnotes (11) and
(13).
43. Please identify any broker-dealers who are selling
stockholders.
Financial Statements
General
44. The financial statements and other relevant sections of the filing should be updated, as necessary, to comply with Item 310(g) of
Regulation S-B at the effective date.
45. Please include currently dated and signed consents from your independent auditors prior to requesting effectiveness of the filing.
46. Please amend your Form 10-KSB, Form 10-QSB`s and Form 8-K`s as necessary to comply with our Form SB-2 comments.
Report of Independent Auditors
47. We note that the scope and opinion paragraphs of your auditors report did not cover the cumulative balance from the date of inception (June 2, 2000) through December 31, 2004. An auditors association with the cumulative data is required on an annual basis as long as you are in the development stage. Revise to include an auditors report clearly identifying this period as audited. In this regard, we see that your audit report is not signed. Please also revise the report to include the independent auditor`s signature.
48. We note that you are incorporated in the state of Delaware and your audit report was signed by an audit firm based in Montreal, Quebec. In accordance with Article 2 of Regulation S-X, we believe that the audit report of a registrant (that is not a foreign private
issuer) should ordinarily be rendered by an auditor licensed in the
United States. Further guidance may be found in Section 5.K of "International Reporting and Disclosure Issues in the Division of Corporation Finance" on the Commission`s website at. http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm
#P4
42_69217. Please tell us why you selected an auditor licensed outside of the United States to audit your financial statements, in light of the fact that you were incorporated in Delaware and your operations appear to be primarily in the United States. Tell us where the audit was physically performed and where the operations, assets,
and management of the company are physically located. Please note that it is your responsibility to provide financial statements audited by an auditor who meets the requirements of Rule 2-01(a) of
Regulation S-X. Please tell us how you determined that your
auditors
meet the requirements of Rule 2-01(a) of Regulation S-X. Also, please
tell us what consideration you gave to Delaware state laws
governing
audits of Delaware companies performed by foreign auditors.  We may
have further comments after reviewing your response.
Statement of Operations
49. All loss per share amounts herein and elsewhere in the filing should be rounded to the nearest cent.
Statement of Stockholders` Equity
50. Please revise to provide details of the date and per share price
of each stock issuance as required by paragraph 11 of SFAS 7. In addition, the footnotes should clearly disclose the basis for assigning amounts for each issuance of non-cash consideration. Telediscount Communications Financial Statements, page 3
51. You have not included an audit report for Telediscount Communications in your filing, and therefore the financial statements for the years ended December 31, 2004 and 2003 included herein are considered unaudited. The filing must be amended to present the audited financial statements required by Item 310(a) of Regulation S-
B.  Also, please note the financial statement updating
requirements
in Item 310(g). We will defer a complete review of this portion of your registration statement until you file an amendment that contains audited financial statements and the related audit report thereon, at
which time we will complete our review of the Telediscount
financial
statements and may issue additional comments.
52. We note that subsequent to March 11, 2005, the date of the reverse merger recapitalization, the historical financial statements of the accounting acquiror (Telediscount Communications) become the
financial statements of the registrant. Accordingly, please amend the
filing to present unaudited interim financial statements for the quarter-ended September 30, 2005 including the comparable prior year period as required by Item 310(b) of Regulation S-B for the consolidated entity. In this regard, please remove the pro forma unaudited condensed consolidated balance sheet as of September 30, 2005 and the Millenium Capital Venture Holding financial statements
for the interim period ended September 30, 2005.   Since the March
2005 transaction appears to be a recapitalization not a business combination, pro forma financial statements are not necessary or required. If you believe accounting for the transaction as a recapitalization is not correct, please tell us (and support via references to generally accepted accounting principles) how you believe the transaction should be accounted for and why. We may have further comments after reviewing your response and revisions.
Note 1 - Summary of Organization and Significant Accounting
Policies,
page 7
53. Please revise this note to provide a more comprehensive revenue recognition policy that addresses how you account for all significant product and service transactions and tell us how your policies are in compliance with SAB 104 or other applicable generally accepted accounting principles.
Note 9 - Shareholders` Equity, page 12
54. We note that during 2001 you issued 3,000,000 stock options that are fully vested and subsequently reduced to 1,000,000 during the most recent fiscal year. Please revise the notes to your financial statements to discuss the significant terms of this award and how you accounted for it and the subsequent cancellation of shares. Please also explain the basis for your accounting and cite the accounting literature upon which you relied. Revise to also provide all of the disclosures required by SFAS 123.
Recent Sales of Unregistered Securities, part II
55. Please provide the disclosure required by Item 701 of Regulation
S-B, including, but not limited to, your issuance of stock described in Notes 9 and 10 on page 12 of your financial statements. Undertakings, part II
56. Please update your undertakings to reflect those required by Item
512 of Regulation S-B after December 1, 2005.
Signatures
57. Please obtain signatures from the directors of the company and indicate that they have signed this registration statement.
Exhibit Index
58. You have identified the opinion of your counsel as Exhibit
5.2.
Unless an Exhibit 5.1 exists, please relabel accordingly.
Exhibits
59. Please file all exhibits required to be filed by Item 601 of Regulation S-B.
60. Please provide a reference to where you have filed as an exhibit your agreement with Telediscount Communications and Mada Multimedia.
Exhibit 5.1
61. Please clarify your opinion of counsel so that you identify the shares described in paragraph number three as being those shares sold in pursuant to this registration statement, rather than those shares
"described" in the registration statement.
Closing Comments
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date
      You may contact Kevin Kuhar at (202) 551-3662 or in his absence, Kevin Vaughn at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters.
Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-
3444
with any other questions.

      Sincerely,



							Perry Hindin
							Special Counsel

cc: (via fax) Joseph I. Emas